Exhibit 99.1

Weidai Ltd. Announces Full Year 2019 Financial Results

Hangzhou, May 27, 2020– Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its financial results for the full year ended December 31, 2019, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Full Year 2019 Financial Highlights:

•	Net revenues were RMB3,357.5 million (US$482.3 million) in 2019, compared to RMB3,913.5 million in 2018.

•	Loan service fee was RMB2,955.1 million (US$424.5 million) in 2019, compared to RMB3,497.8 million, which was the aggregate of (i) revenues from loan facilitation service fees and (ii) revenues from post facilitation service fees, in 2018.

•	Net income was RMB263.2 million (US$37.8 million) in 2019, compared to RMB604.6 million in 2018.

•	Adjusted net income[1] was RMB328.0 million (US$47.1 million) in 2019, compared to RMB711.2 million in 2018.

Full Year 2019 Operational Highlights:

Loan volume

The following table sets forth the volume of loans the Company facilitated and originated (including loans funded by institutional funding partners) for the periods indicated:

	For the year ended
	December 31, 2018		December 31, 2019
	RMB	% of total loan volume	RMB	% of total loan volume
	(in millions, except for percentages)
Total loan volume	78,786	100.0	61,102	100.0
Including:
Loans funded by institutional funding partners	3,231	4.1	3,372	5.5

Loan balance

Total loan balance was RMB13.7 billion (US$2.0 billion) as of December 31, 2019, compared to RMB19.9 billion as of December 31, 2018.

Full Year 2019 Financial Results

Net revenues decreased by 14.2% to RMB3,357.5 million (US$482.3 million) in 2019 from RMB3,913.5 million in 2018, primarily due to a decrease in loan service fee. The Company’s take rate2 increased to 24.5% in 2019 from 19.7% in 2018.

1 Adjusted net income, a non-GAAP financial measure, is defined as net income before share-based compensation expenses.

2 “Take rate” is defined as dividing net revenue of a certain period by the period end loan balance.

•	Loan service fee was RMB2,955.1 million (US$424.5 million) in 2019, compared to RMB3,497.8 million, which was the aggregate of (i) revenues from loan facilitation service fees and (ii) revenues from post facilitation service fees, in 2018. The decrease was primarily due to the change of accounting policy and decreases in the Company’s loan volume and outstanding balance.

•	Other revenues increased by 44.1% to RMB273.4 million (US$39.3 million) in 2019 from RMB189.7 million in 2018, primarily due to an increase in insurance income.

•	Net financing income decreased by 41.3% to RMB144.8 million (US$20.8 million) in 2019 from RMB246.6 million in 2018, primarily due to a decrease in loan balance of the Company’s on-balance sheet loans.

Provision for loans and advances was RMB1,240.0 million (US$178.1 million) in 2019, compared to RMB751.6 million in 2018. The increase was primarily due to (i) an increase in delinquency rates as a result of industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises, and (ii) the significant deterioration of the general macroeconomic environment in China which resulted in the Company recording additional allowance for loans and advances after taking into consideration current economic factors. Provision for loans and advances as a percentage of net revenues increased to 36.9% in 2019 from 19.2% in 2018.

Operating costs and expenses decreased by 24.2% to RMB1,909.5 million (US$274.3 million) in 2019 from RMB2,519.5 million in 2018. Operating costs and expenses as a percentage of net revenues decreased from 64.4% in 2018 to 56.9% in 2019.

•	Provision for financial guarantee liabilities was RMB19.2 million (US$2.8 million) in 2019.

•	Origination and servicing expenses decreased by 21.0% to RMB1,388.6 million (US$199.5 million) in 2019 from RMB1,757.9 million in 2018, primarily due to the Company’s cost and personnel optimization efforts. Origination and servicing expenses as a percentage of net revenues decreased to 41.4% in 2019 from 44.9% in 2018.

•	Sales and marketing expenses decreased by 37.6% to RMB138.1 million (US$19.8 million) in 2019 from RMB221.1 million in 2018. The decrease was primarily attributable to the Company’s cost and personnel optimization efforts.

•	General and administrative expenses decreased by 25.7% to RMB282.0 million (US$40.5 million) in 2019 from RMB379.4 million in 2018. The decrease was primarily due to the Company’s cost and personnel optimization efforts.

•	Research and development expenses decreased by 41.4% to RMB81.7 million (US$11.7 million) in 2019 from RMB139.3 million in 2018, primarily due to the Company’s cost and personnel optimization efforts.

Share-based compensation expenses were RMB64.8 million (US$9.3 million) in 2019, compared to RMB106.6 million in 2018.

Income tax expenses were RMB105.2 million (US$15.1 million) in 2019, compared to RMB159.6 million in 2018.

Net income was RMB263.2 million (US$37.8 million) in 2019, compared to RMB604.6 million in 2018.

Net income attributable to ordinary shareholders was RMB253.6 million (US$36.4 million) in 2019, compared to RMB721.6 million in 2018.

Adjusted net income was RMB328.0 million (US$47.1 million) in 2019, compared to RMB711.2 million in 2018.

Change of Business Operations

The Company ceased offering new loans for online investors’ subscription since February 2020, including its Premier Investment Program and X Investment Program. Investors of Company’s then existing Investment Programs now directly fund the underlying loans they used to invest in through the Company’s Investment Programs and will receive repayment of principal when the respective underlying loans become due.

In an effort to reinforce investor confidence and accelerate their investment return, in April 2020, the Company entered into collaboration arrangements with certain companies providing asset management services, pursuant to which the Company’s online investors have the option to transfer their rights to loans on the Company’s platform to those companies and receive repayment of principals and interests in 18 months. The Company and Mr. Hong Yao provide guarantees for online investors who opt to participate in the arrangement. The Company has informed all online investors on its platform of these changes in its business.

The Company is dedicated to ensuring a smooth and safe transition process for all of its existing online investors. After this change, the Company plans to use institutional funding partners as its primary funding source and will also facilitate loans through its micro credit company.

Impact of COVID-19

The recent coronavirus (COVID-19) outbreak has brought uncertainties and interruptions to the marketplace lending industry and the overall economy. Delinquency rates have risen across the industry. As a result, the Company’s loan origination volume and outstanding balance of loans in the first quarter of 2020 was negatively affected. In response, the Company has adopted a more prudent approach towards managing its loan portfolio and is adjusting its business strategies to minimize the pandemic’s impact on its operations. Given the extent of the disruption and the duration of COVID-19’s impact on the Company’s operations remain uncertain, the Company will continue to closely monitor the evolving situation and maintains an optimistic outlook on its future growth potential over the long term.

Change of Accounting Policy

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which superseded the revenue recognition requirements in Topic 605. The core principle of Topic 606 is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted Topic 606 on January 1, 2019 using the modified retrospective transition method which applied to all contracts which were not completed as of January 1, 2019.

Due to the complexity of Topic 606, the Company continuously evaluated the impact of adopting Topic 606 on the Company’s financial statements during the year of 2019. In preparing the consolidated financial statements for the year ended December 31, 2019, the Company finalized its evaluation, and noticed that certain adjustments should be made to the previously announced interim financial results for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019 according to Topic 606, respectively. These adjustments resulted in a RMB8.6 million (US$1.2 million) decrease in total net revenue and a RMB6.5 million (US$0.9 million) decrease in total net income, for the first three quarters of 2019.

Resignation of Directors

Mr. Wei Ye and Ms. Yan Wang have resigned from the board of directors of the Company due to personal reasons. Mr. Ye's and Ms. Wang's resignation did not result from any disagreement with the Company.

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China’s small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; the duration of COVID-19 and its impact on our business and financial performance; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Christian Arnell

Tel: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,741,911	1,075,557	154,494
Restricted cash	1,619,937	1,140,819	163,868
Loans and advances, net (net of allowance of RMB764,323 and RMB1,257,824 (US$180,675) as of December 31, 2018 and 2019, respectively)	1,482,368	1,517,876	218,029
Short-term investments	4,100	-	-
Prepaid expenses and other assets	560,165	441,332	63,393
Amounts due from related parties	21,797	24,052	3,455
Total current assets	5,430,278	4,199,636	603,239
Non-current assets:
Restricted cash	19,368	-	-
Long-term investments	13,333	13,574	1,950
Loans and advances, net (net of allowance of RMB6,027 and RMB1,801 (US$259) as of December 31, 2018 and 2019, respectively)	421,564	49,643	7,131
Prepaid expenses and other assets	7,606	23,429	3,365
Property, equipment and software, net	88,731	59,783	8,587
Goodwill	5,812	5,812	835
Deferred tax assets	329,796	675,089	96,970
Total non-current assets	886,210	827,330	118,838
Total assets	6,316,488	5,026,966	722,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB3,570,407 and RMB2,476,965 (US$355,794) as of December 31, 2018 and 2019, respectively):
Payable to institutional funding partners and online investors	1,005,236	289,026	41,516
Current account with online investors and borrowers	2,005,605	1,275,210	183,172
Income tax payable	70,679	237,102	34,058
Accrued expenses and other liabilities	501,439	397,406	57,083
Amounts due to related parties	28,728	29,050	4,173
Deferred revenue	11,962	-	-
Contract liabilities	-	271,741	39,033
Total current liabilities	3,623,649	2,499,535	359,035
Non-current liabilities (including non-current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB475,613 and RMB249,726 (US$35,870) as of December 31, 2018 and 2019, respectively):
Payable to institutional funding partners and online investors	450,160	51,444	7,389
Deferred revenue	11,343	-	-
Contract liabilities	-	198,282	28,481
Other non-current liabilities	14,110	-	-
Total non-current liabilities	475,613	249,726	35,870
Total liabilities	4,099,262	2,749,261	394,905

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; and 35,375,777 and 35,390,055 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	-	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 and 35,071,400 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	1	1	-
Additional paid-in capital	1,170,956	1,235,752	177,505
Accumulated other comprehensive loss	(2,700)	(2,510)	(361)
Retained earnings	1,040,443	1,038,323	149,146
Total Weidai Ltd. shareholders’ equity	2,208,700	2,271,566	326,290
Noncontrolling interests	8,526	6,139	882
Total shareholders’ equity	2,217,226	2,277,705	327,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,316,488	5,026,966	722,077

Weidai Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan facilitation services (including related party amounts of RMB781 and nil for the years ended December 31, 2018 and 2019, respectively)	3,155,721	-	-
Post facilitation services	342,052	-	-
Loan service fee (including related party amounts of nil and RMB306 (US$44) for the years ended December 31, 2018 and 2019, respectively)	-	2,955,050	424,466
Other revenues (including related party amounts of RMB13,362 and nil for the years ended December 31, 2018 and 2019, respectively)	189,712	273,433	39,276
Financing income	402,750	195,364	28,062
Less: Funding costs	(156,138)	(50,610)	(7,270)
Net financing income	246,612	144,754	20,792
Business related taxes and surcharges	(20,623)	(15,743)	(2,261)
Total net revenues	3,913,474	3,357,494	482,273
Provision for loans and advances	(751,572)	(1,239,962)	(178,109)
Net revenues after provision for loans and advances	3,161,902	2,117,532	304,164

Operating costs and expenses:
Provision for financial guarantee liabilities	(21,712)	(19,206)	(2,759)
Origination and servicing expenses (including related party amounts of RMB162,853 and RMB73,008 (US$10,485) for the years ended December 31, 2018 and 2019, respectively)	(1,757,935)	(1,388,640)	(199,466)
Sales and marketing expenses (including related party amounts of RMB9,631 and nil for the years ended December 31, 2018 and 2019, respectively)	(221,117)	(138,068)	(19,832)
General and administrative expenses (including related party amounts of RMB276 and nil for the years ended December 31, 2018 and 2019, respectively)	(379,415)	(281,956)	(40,500)
Research and development expenses	(139,318)	(81,664)	(11,730)
Total operation costs and expenses	(2,519,497)	(1,909,534)	(274,287)

Income from operations	642,405	207,998	29,877
Interest income, net	66,791	39,616	5,690
Government subsidies	70,351	106,873	15,351
Other (expenses) income, net	(15,288)	13,998	2,011
Net income before income taxes	764,259	368,485	52,929
Income tax expenses	(159,629)	(105,243)	(15,117)
Net income	604,630	263,242	37,812
Net income attributable to noncontrolling interests	(3,011)	(9,632)	(1,384)
Net income attributable to Weidai Ltd.’s shareholders	601,619	253,610	36,428
Reversal of accretion on Series C preferred shares	120,000	-	-
Net income attributable to Weidai Ltd.’s ordinary shareholders	721,619	253,610	36,428
Earnings per share:
Basic	10.93	3.60	0.52
Diluted	10.93	3.60	0.52
Shares used in earnings per share computation:
Basic	50,954,061	70,449,524	70,449,524
Diluted	50,954,061	70,449,524	70,449,524

Other comprehensive (loss) income
Foreign currency translation adjustment	(2,700)	190	27
Comprehensive income	601,930	263,432	37,839
Comprehensive income attributable to noncontrolling interests	(3,011)	(9,632)	(1,384)
Comprehensive income attributable to Weidai Ltd.’s shareholders	598,919	253,800	36,455
Reversal of accretion on Series C preferred shares	120,000	-	-
Comprehensive income attributable to ordinary shareholders	718,919	253,800	36,455

Weidai Ltd.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December, 31
	2018	2019
	RMB	RMB	US$
	(in thousands)

Net income	604,630	263,242	37,812
Add:
Share-based compensation expenses	106,571	64,796	9,307
Adjusted net income	711,201	328,038	47,119